FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed today by the Bank with the Chilean Superintendent of Banks and Financial Institutions, the Chilean Superintendency of Securities and Insurance and the Chilean Stock Exchanges informing matters that were agreed upon in the Extraordinary General Shareholders Meeting, held on May 17, 2007.

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions
Present

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Regulations of that Superintendency I hereby inform as Essential Information related to this institution, that in the Extraordinary General Shareholders Meeting held on May 17, 2007, it was resolved to carry out a capital increase in the amount of Ch$110,000,000,000.-, by means of the issuance of 2,516,010,979 cash shares. The price of the issuance of the shares will be set by the Board of Directors within a period of 120 days following the aforementioned Shareholders Meeting according to the terms and conditions agreed upon on therein.

In any case, the Board of Directors must consider the market price of the Bank’s shares, and that the placement price to be set can not be more nor less than 8% of the average daily closing stock market price recorded in the Stock Exchange of Santiago for Banco de Chile shares in a period of 30 market business days prior to the determination. The reference gap is been established considering the historic volatility of the price of the shares between January 2, 2006 and May 9, 2007.

Likewise, it was agreed upon to carry out the placement exclusively in the local market. Consequently, the shares will not be registered to be offered in the Capital Markets of the United States of America.

Sincerely,

Fernando Cañas Berkowitz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO